UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

WESTWAY GROUP, INC.

(Name of Subject Company (Issuer))

BISHOP INFRASTRUCTURE III ACQUISITION COMPANY, INC.

(Offeror)

a wholly-owned subsidiary of

BISHOP INFRASTRUCTURE II ACQUISITION COMPANY, INC.

(Other Person)

and a controlled affiliate of

EQT INFRASTRUCTURE II LIMITED PARTNERSHIP

(Other Person)

(Filing Persons)

Class A Common Stock, Par Value $0.0001 Per Share

Class B Common Stock, Par Value $0.0001 Per Share

Series A Perpetual Convertible Preferred Stock, Par Value $0.0001 Per Share

Warrants to Purchase Class A Common Stock

(Title of Class of Securities)

96169B100 (Class A Common Stock)

None (Class B Common Stock)

None (Series A Perpetual Convertible Preferred Stock)

None (Warrants to Purchase Class A Common Stock)

(CUSIP Number of Class of Securities)

Gideon J. Van der Ploeg

EQT Infrastructure II Limited Partnership

World Trade Center Schiphol

H Tower, Floor 4

Schiphol Boulevard 355

1118 BJ Schiphol, The Netherlands

(+31) 20 577-6670

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

Copies to:

Matthew F. Herman, Esq.

Doug Bacon, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue, 31st Floor

New York, New York 10022

(212) 277-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$421,268,822.18	$57,461.07
*	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (i)(A) 14,571,663 shares of Class A Common Stock issued and outstanding, multiplied by (B) $6.70, (ii)(A) 13,652,763 shares of Class B Common Stock issued and outstanding, multiplied by (B) $6.70, (iii) (A) 33,321,892 shares of Preferred Stock issued and outstanding, multiplied by (B) $6.79, and (iv) (A) 3,476,189 shares of Class A Common Stock subject to the outstanding Warrants, multiplied by (B) $1.70.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $57,461.07.	Filing Party: Bishop Infrastructure III Acquisition Company, Inc. Bishop Infrastructure II Acquisition Company, Inc. EQT Infrastructure II Limited Partnership.
Form or Registration No.: Schedule TO.	Date Filed: December 31, 2012.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 31, 2012 (which, together with this Amendment, Amendment No. 1, filed on January 7, 2013, Amendment No. 2, filed on January 16, 2013, and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”) by Bishop Infrastructure III Acquisition Company, Inc., a Delaware corporation (the “Purchaser”), and a wholly-owned subsidiary of Bishop Infrastructure II Acquisition Company, Inc., a Delaware corporation (the “Parent”), and a controlled affiliate of EQT Infrastructure II Limited Partnership, a limited partnership registered in England and Wales (the “Guarantor”). This Schedule TO relates to the offer by the Purchaser to purchase for cash:

•

all of the outstanding shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Westway Group, Inc., a Delaware corporation (the “Company”), at a purchase price equal to $6.70 per share (the “Common Stock Offer Price”);

•

all of the outstanding shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock,” and together with the Class A Common Stock, the “Common Stock”), of the Company at a purchase price per share equal to the Common Stock Offer Price;

•

all of the outstanding shares of Series A perpetual convertible preferred stock, par value $0.0001 per share (the “Preferred Stock,” and together with the Common Stock, the “Shares”), of the Company at a purchase price equal to $6.79 per share (the “Preferred Stock Offer Price”); and

•

all of the outstanding warrants to purchase shares of Class A Common Stock (all of which have an exercise price of $5.00 per share of Class A Common Stock, the “Warrants,” and together with the Shares, the “Securities”), at a purchase price per share of Class A Common Stock subject to each such Warrant (the “Warrant Shares”) equal to $1.70 (the “Warrant Offer Price,” and together with the Common Stock Offer Price and the Preferred Stock Offer Price, the “Offer Price”),

other than any Shares held by the Company as treasury stock or otherwise, in each case, net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 31, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) which, together with the Offer to Purchase, constitute the “Offer.” The Offer to Purchase and Letter of Transmittal are annexed to the Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

You should read this Amendment together with the Schedule TO originally filed on December 31, 2012 and any other amendments thereto. All information contained in the Offer to Purchase and Letter of Transmittal, including the schedules thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO, and is amended and supplemented by the information specifically provided in this Amendment.

Items 1 (Summary Term Sheet), 4 (Terms of the Transaction) and 11 (Additional Information)

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

The Offer and withdrawal rights expired at 12:00 midnight (New York City time) on January 30, 2013. The Depositary informed the Purchaser and the Parent that, as at the Expiration Time: (i) 12,543,420 shares of Class A Common Stock, (ii) 13,652,763 shares of Class B Common Stock, (iii) 33,321,892 shares of Preferred Stock and (iv) 3,476,189 Warrant Shares had been validly tendered pursuant to the Offer and not properly withdrawn.

As at the Expiration Time, all Offer Conditions (as defined in Section 2 – “Certain Conditions of the Offer”) were either satisfied or waived by the Purchaser and the Parent.

In accordance with the terms of the Offer, the Purchaser accepted for payment all Securities validly tendered pursuant to the Offer and payment for such Securities will be made promptly in accordance with the terms of the Offer. Immediately after consummation of the Offer, the Purchaser held approximately 93% of the Company’s outstanding shares of Common Stock, 100% of the Company’s Preferred Stock and 100% of the Warrants.

As a result of the purchase of Shares pursuant to the Offer, the Purchaser and Parent had sufficient voting power to approve the Merger pursuant to section 253 of the General Corporation Law of the State of Delaware (“DGCL”) without the affirmative vote of any other stockholder of the Company.

Pursuant to a certificate of ownership and merger filed with the Delaware Secretary of State on January 31, 2013 with effectiveness on February 1, 2013, the Purchaser was merged with and into the Company in accordance with the “short-form” merger procedures available under section 253 of the DGCL, with the Company surviving as a wholly-owned subsidiary of the Parent. At the Effective Time, each remaining issued and outstanding Security not tendered in the Offer (other than Securities held by the Parent, the Purchaser or the Company (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned subsidiaries, and Securities for which appraisal rights are properly demanded and perfected in accordance with the DGCL) was, by virtue of the Merger and without any action on the part of the holders thereof, converted into the right to receive the applicable Offer Price in cash, without interest thereon and less any required withholding taxes, subject to any appraisal rights available with respect to such Securities under section 262 of the DGCL.

On January 31, 2013, the Guarantor issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(7)(v) and is incorporated by reference herein.

On February 1, 2013, the Guarantor and the Company issued a joint press release announcing the subsequent merger of the Purchaser with and into the Company. The full text of the press release is attached hereto as Exhibit (a)(7)(vi) and is incorporated by reference herein.

Item 12. Exhibits

Item 12 of the Schedule is hereby amended and supplemented as follows:

(a)(7)(v)	Press Release by the Guarantor, dated January 31, 2013.

(a)(7)(vi)	Joint Press Release by the Guarantor and the Company, dated February 1, 2013.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2013

BISHOP INFRASTRUCTURE II ACQUISITION COMPANY, INC.

By:	/s/ M.H.J. Hedeman Joosten

Name:	M.H.J. Hedeman Joosten
Title:	Director

BISHOP INFRASTRUCTURE III ACQUISITION COMPANY, INC.

By:	/s/ M.H.J. Hedeman Joosten

Name:	M.H.J. Hedeman Joosten
Title:	Director

EQT INFRASTRUCTURE II LIMITED PARTNERSHIP

By:	EQT Infrastructure II GP B.V. its General Partner

By:	/s/ M.H.J. Hedeman Joosten

Name:	M.H.J. Hedeman Joosten
Title:	Director

By:	/s/ V.A. de Roo

Name:	V.A. de Roo
Title:	Director

EXHIBIT INDEX

Exhibit	Description

(a)(1)*	Offer to Purchase, dated December 31, 2012.

(a)(2)*	Form of Letter of Transmittal for Securities.

(a)(3)*	Form of Notice of Guaranteed Delivery.

(a)(4)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(7)(i)*	Summary Advertisement as published in the Wall Street Journal on December 31, 2012.

(a)(7)(ii)*	Joint Press Release by the Guarantor and the Company, dated December 20, 2012.

(a)(7)(iii)*	Press Release by the Guarantor, dated December 20, 2012.

(a)(7)(iv)*	Press Release by the Company, dated January 7, 2013.

(a)(7)(v)	Press Release by the Guarantor, dated January 31, 2013.

(a)(7)(vi)	Joint Press Release by the Guarantor and the Company, dated February 1, 2013.

(d)(1)*	Agreement and Plan of Merger, dated December 20, 2012, by and among the Parent, the Purchaser and the Company.

(d)(1)(i)*	Amendment No. 1 to Agreement and Plan of Merger, dated January 14, 2013, by and among the Parent, the Purchaser and the Company.

(d)(2)*	Limited Guarantee, dated December 20, 2012, by and among the Guarantor and the Company.

(d)(3)*	Confidentiality Agreement, dated October 30, 2012, by and among the Guarantor and the Company.

(d)(4)*	Support Agreement, dated December 20, 2012, by and among the Parent, the Purchaser, the Company and Agman Louisiana, Inc.

(d)(5)*	Support Agreement, dated December 20, 2012, by and among the Parent, the Purchaser, the Company and Mr. Francis P. Jenkins.

(d)(6)*	Support Agreement, dated December 20, 2012, by and among the Parent, the Purchaser, the Company and Mr. John E. Toffolon, Jr.

(d)(7)*	Management Participation Agreement, dated December 20, 2012, by and among the Parent and Mr. Wade Blanchard.

(d)(8)*	Management Participation Agreement, dated December 20, 2012, by and among the Parent and Mr. Robert C. Johnson.

(d)(9)*	Management Participation Agreement, dated December 20, 2012, by and among the Parent and Mr. Gene McClain.

(d)(10)*	Management Participation Agreement, dated December 20, 2012, by and among the Parent and Mr. Thomas A. Masilla, Jr.

*	Previously filed.